 Exhibit 99.1
FIELD TRIP HEALTH LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP HEALTH LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)	Notes	As at June 30, 2022	As at March 31, 2022
		$	$
ASSETS
CURRENT
Cash and cash equivalents		40,394,198	63,720,102
Restricted cash		—	776,551
Short-term investments		7,735,085	—
Accounts receivable	5	39,793	1,228,745
Other assets	6	1,223,739	3,451,901
TOTAL CURRENT ASSETS		49,392,815	69,177,299
NON-CURRENT
Property, plant and equipment	7	—	4,462,175
Intangible assets	8	—	483,354
Right-of-use assets	9	—	27,285,334
Other non-current assets	6	53,873	728,207
TOTAL NON-CURRENT ASSETS		53,873	32,959,070
Assets held for transfer related to spinout of Clinic Operations	4	38,621,143	—
TOTAL ASSETS		88,067,831	102,136,369
LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	10	1,034,573	5,846,672
Deferred revenue		—	278,717
Current portion of lease obligations	9	—	2,306,823
TOTAL CURRENT LIABILITIES		1,034,573	8,432,212
NON-CURRENT
Loan payable		—	31,163
Lease obligations	9	—	26,714,233
TOTAL NON-CURRENT LIABILITIES		—	26,745,396
Liabilities directly associated with the assets held for transfer related to spinout of Clinic Operations	4	33,702,841	—
TOTAL LIABILITIES		34,737,414	35,177,608
EQUITY
Share capital	11	132,112,434	132,111,283
Warrant reserve	12	6,196,906	6,196,906
Share-based payment reserve	13	9,153,787	8,409,758
Accumulated other comprehensive income (loss)		(233,908)	683,647
Retained deficit		(93,898,802)	(80,442,833)
TOTAL EQUITY		53,330,417	66,958,761
TOTAL LIABILITIES AND EQUITY		88,067,831	102,136,369
Subsequent events (Note 21)
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.
Approved on behalf of the Board of Directors:
/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director

FIELD TRIP HEALTH LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)	Notes	For the Three Months Ended June 30, 2022	For the Three Months Ended June 30, 2021
		$	$
OPERATING EXPENSES
General and administration	15	2,141,166	1,351,244
Research and development	16	2,891,921	1,386,176
Total operating expenses		5,033,087	2,737,420
OTHER INCOME (EXPENSES)
Interest income	17	17,545	123,990
Foreign exchange loss		(203,749)	(783,730)
Net loss before income taxes		(5,219,291)	(3,397,160)
Income taxes		—	—
Net loss after tax from continuing operations		(5,219,291)	(3,397,160)
Net loss after tax from Clinic Operations to be spun-out	4	(8,236,678)	(9,133,235)
Net loss after tax		(13,455,969)	(12,530,395)
Other comprehensive income (loss) from Clinic Operations to be spun-out
Exchange gain (loss) from translation of foreign subsidiaries		(917,555)	104,067
COMPREHENSIVE LOSS		(14,373,524)	(12,426,328)
NET LOSS PER SHARE
Basic and diluted	14	(0.23)	(0.22)
NET LOSS PER SHARE FROM CONTINUING OPERATIONS
Basic and diluted	14	(0.09)	(0.06)
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

FIELD TRIP HEALTH LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Share Capital		Warrant Reserve	Share-Based Payment Reserve	Accumulated Other Comprehensive Income (loss)	Retained Deficit	Shareholders’ Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$
				$	$	$	$	$
Balance, April 1, 2022		58,150,789	132,111,283	6,196,906	8,409,758	683,647	(80,442,833)	66,958,761
Net loss		—	—	—	—	—	(13,455,969)	(13,455,969)
Exchange loss from translation of foreign subsidiaries		—	—	—	—	(917,555)	—	(917,555)
Comprehensive loss		—	—	—	—	(917,555)	(13,455,969)	(14,373,524)
Share-based payments	13	—	—	—	744,398	—	—	744,398
Stock options exercised	13	1,563	1,151	—	(369)	—	—	782
Balance, June 30, 2022		58,152,352	132,112,434	6,196,906	9,153,787	(233,908)	(93,898,802)	53,330,417
		Share Capital		Warrant Reserve	Share-Based Payment Reserve	Accumulated Other Comprehensive Income	Retained Deficit	Shareholders’ Equity
		# Shares	$
				$	$	$	$	$
Balance, April 1, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	113,562,658
Net loss		—	—	—	—	—	(12,530,395)	(12,530,395)
Exchange gain from translation of foreign subsidiaries		—	—	—	—	104,067	—	104,067
Comprehensive income (loss)		—	—	—	—	104,067	(12,530,395)	(12,426,328)
Share issuance		150,000	225,000	—	—	—	—	225,000
Share issuance cost		—	(61,307)	—	—	—	—	(61,307)
Share-based payments	13	—	—	—	1,187,133	—	—	1,187,133
Warrants exercised	12	144,377	405,974	(117,219)	—	—	—	288,755
Stock options exercised	13	70,583	118,909	—	(50,239)	—	—	68,670
Balance, June 30, 2021		57,662,198	131,472,751	6,253,441	2,969,118	431,369	(38,282,098)	102,844,581
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

FIELD TRIP HEALTH LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)	Notes	For the Three Months Ended June 30, 2022	For the Three Months Ended June 30, 2021
		$	$
OPERATING ACTIVITIES
Net loss before tax from continuing operations		(5,219,291)	(3,397,160)
Net loss before tax from Clinic Operations to be spun-out	4	(8,236,678)	(9,133,235)
Net loss before tax		(13,455,969)	(12,530,395)
Items not involving cash:
Depreciation and amortization		1,204,670	615,483
Share-based payments	13	744,398	1,412,133
Unrealized foreign exchange (gain)/loss		(357,707)	552,343
Government assistance		—	(12,102)
Impairment of fixed assets	7	997,524	—
Interest income		(26,166)	(131,615)
Interest expense		406,403	146,587
Net change in non-cash working capital	18	161,262	(888,157)
		(10,325,585)	(10,835,723)
Interest received		21,362	28,615
Interest paid		(405,363)	(145,611)
CASH RELATED TO OPERATING ACTIVITIES		(10,709,586)	(10,952,719)
INVESTING ACTIVITIES
Purchase of short-term investments		(7,789,921)	—
Acquisition of property, plant and equipment		(56,098)	(692,427)
Development of intangible assets		(14,265)	(112,412)
Refundable security deposit paid for right-of-use assets		—	(264,380)
CASH RELATED TO INVESTING ACTIVITIES		(7,860,284)	(1,069,219)
FINANCING ACTIVITIES
Proceeds from exercise of stock options	13	782	68,670
Proceeds from exercise of warrants		—	288,755
Repayment of principal of lease obligations		(430,728)	(193,458)
Loan received		—	20,000
CASH RELATED TO FINANCING ACTIVITIES		(429,946)	183,967
Net change in cash during the year		(18,999,816)	(11,837,971)
Effect of exchange rate on changes in cash		(523,081)	77,884
Cash, beginning of the period		64,496,653	39,852,614
CASH, END OF PERIOD		44,973,756	28,092,527
Represented by:
Cash and cash equivalents		44,522,660	27,630,348
Restricted cash		451,096	462,179
CASH, END OF PERIOD		44,973,756	28,092,527
Composed of:
Cash		21,636,024	13,083,178
Cash equivalents		23,337,732	15,009,349
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
1.
NATURE OF OPERATIONS

Field Trip Health Ltd. (the “Company” or “Field Trip”) was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta). Prior to October 1, 2020, the Company’s operations were conducted through Field Trip Psychedelics Inc. (“FTP”). FTP was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019 and on October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc.
On October 1, 2020, FTP completed a reverse takeover transaction (the “Transaction”) with Newton Energy Corporation (“Newton”) and Newton’s wholly-owned subsidiary Newton Energy Subco Limited (“Newton Subco”). The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in FTP becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of FTP becoming security holders of Newton. Immediately prior to the closing of the Transaction, Newton filed an Article of Amendment to change its name from Newton Energy Corporation to “Field Trip Health Ltd.”
The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
The Company develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder. The Company’s focus is to develop proprietary, competitive and differentiated psychedelic therapies (both through novel psychedelic molecules and innovation in therapeutic protocols), with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. Field Trip currently takes an integrated approach, combining novel psychedelic drug development, optimized therapeutic protocols and digital tools in combination to achieve Field Trip’s ultimate goal of successfully commercializing novel psychedelic therapeutics and therapies.
The Field Trip Health (“FT Health”) division operates clinics offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and psilocybin-assisted therapies in The Netherlands. The clinics provide our medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies (“PAT”); (ii) identify new indications with existing and novel psychedelic medicines, such as RE104 (formerly FT-104) and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties through its Sites Management Organization (“SMO”) service offering. In addition, FT Health conducts research to drive therapeutic protocol research and innovation.
Our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
In support of the Clinics, Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.
The Company also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
Our research and development strategies are established by our Field Trip Discovery (“FT Discovery”) division, which is then executed through contract research and contract manufacturing organizations for molecule development and clinical research and through FT Health for therapeutic protocol innovation. FT Discovery is conducting preclinical research into its first novel psychedelic molecule, RE104, in addition to its new drug development pipeline program, the RE200 (formerly FT-200 Group).
Field Trip Reorganization
On August 11, 2022, Field Trip completed its previously announced reorganization which resulted in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Field Trip transferred the entirety of its clinics in Canada, United States and The Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States (the “Clinic Operations”) to Field Trip Health and Wellness Ltd. (“Field Trip H&W”) (see Note 21 — Subsequent Events for details).
2.
BASIS OF PREPARATION

Statement of Compliance
The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
2.
BASIS OF PREPARATION (Continued)

International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.
These condensed interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the fiscal years ended March 31, 2022 and 2021.
These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 12, 2022.
Basis of Presentation
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies in the most recent audited annual consolidated financial statements.
Spinout of Clinic Operations
Field Trip accounted for the Clinic Operations as discontinued operations rather than continuing operations, based on the following rationale. Subsequent to the quarter, the Company obtained Board, shareholder and court approval to proceed with the Spinout Transaction and Arrangement, which closed on August 11, 2022. The timing of the Spinout Transaction close is within the one year period necessary for classification as discontinued operations. The Company also received approval from the TSXV to list the FTHW Shares on or about August 17, 2022 and the Company believes it is unlikely that this approval will be withdrawn.
Therefore, the Clinic Operations assets and liabilities are classified and presented separately as current items held for transfer in the statement of financial position and are measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount as a net loss after tax from Clinic operations in the statement of profit or loss. Additional disclosures are provided in Note 4. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.
3.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated statements. The accounting policies have been applied consistently by all subsidiaries and professional medical corporations (“PCs”).
Use of Estimates and Judgments
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Note 3 to the Company’s consolidated financial statements for the fiscal years ended March 31, 2022 and 2021. There have been no significant changes in estimates and judgments in the three months ended June 30 2022.
In addition to those disclosed in the annual financial statements, key areas of judgment and estimation or use of managerial assumptions are as follows:
Spinout of Clinic Operations
Field Trip’s Clinic Operations reflect Field Trip H&W on a combined carve-out basis as if it had always operated as a stand-alone entity. Prior to April 1, 2022, Field Trip paid certain costs for Field Trip H&W and performed certain activities on behalf of Field Trip H&W. As a result, Field Trip’s Clinic Operations include allocations of certain transactions reported in the accounts of Field Trip. These cost allocations have been determined on a basis considered by the Company to be a reasonable reflection of the utilization of services provided to Field Trip H&W.
Compensation related costs have been allocated using methodologies primarily based on proportionate time spent on the Company’s and Field Trip H&W’s respective activities. These cost allocations have been determined on a basis considered by the Company and Field Trip H&W to be a reasonable reflection of the utilization of services provided to the Company.

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management believes both the assumptions and allocations underlying the Clinic Operations are reasonable. However, as a result of the combined carve-out methodology in determining the results of Field Trip H&W, the clinic operations may not necessarily be indicative of the operating results and financial position that would have resulted had Field Trip H&W historically operated as a stand-alone entity.
4.
SPINOUT OF CLINIC OPERATIONS

On August 11, 2022, Field Trip completed its previously announced reorganization which resulted in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Field Trip transferred its Clinic Operations to Field Trip H&W (see Note 21 — Subsequent Events for details).
The following table presents the effect of the Clinic Operations in the Interim Consolidated Statement of Financial Position:
(Expressed in Canadian Dollars)	As at June 30, 2022
$
ASSETS
CURRENT
Cash and cash equivalents	4,128,462
Restricted cash	451,096
Accounts receivable	1,892,658
Other assets	569,453
TOTAL CURRENT ASSETS	7,041,669
NON-CURRENT
Property, plant and equipment	3,334,343
Intangible assets	450,941
Right-of-use assets	27,096,677
Other non-current assets	697,513
TOTAL NON-CURRENT ASSETS	31,579,474
ASSETS HELD FOR TRANSFER RELATED TO SPINOUT OF CLINIC OPERATIONS	38,621,143
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	3,908,432
Deferred revenue	416,784
Current portion of lease obligations	2,595,602
TOTAL CURRENT LIABILITIES	6,920,818
NON-CURRENT
Loan payable	32,295
Lease obligations	26,749,728
TOTAL NON-CURRENT LIABILITIES	26,782,023
LIABILITIES DIRECTLY ASSOCIATED WITH THE ASSETS HELD FOR TRANSFER RELATED TO SPINOUT OF CLINIC OPERATIONS	33,702,841
AMOUNT INCLUDED IN ACCUMULATED OCI
Exchange loss from translation of foreign subsidiaries	(233,908)

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
4.
SPINOUT OF CLINIC OPERATIONS (Continued)

The following table presents the effect of the Clinic Operations in the Interim Consolidated Statements of Loss and Comprehensive Loss:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
REVENUE
Total revenue	1,824,404	867,400
OPERATING EXPENSES
General and administration	6,336,476	5,603,922
Occupancy costs	1,227,952	376,615
Sales and marketing	669,898	1,064,127
Research and development	44,305	66,938
Depreciation and amortization	1,204,670	615,483
Patient services	2,513,949	1,845,625
Total operating expenses	11,997,250	9,572,710
OTHER INCOME (EXPENSES)
Interest income	8,621	7,625
Interest expense	(406,403)	(146,587)
Other income (expense)
Foreign exchange gain (loss)	2,333,950	(301,065)
Government assistance	—	12,102
Net loss before income taxes	(8,236,678)	(9,133,235)
Income taxes	—	—
Net loss after tax	(8,236,678)	(9,133,235)
Exchange gain (loss) from translation of foreign subsidiaries	(917,555)	104,067
COMPREHENSIVE LOSS	(9,154,233)	(9,029,168)
The following table presents the effect of the Clinic Operations in the Interim Consolidated Statements of Cash Flows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Cash used in operating activities	(2,532,756)	(941,610)
Cash used in investing activities	(70,363)	(1,069,219)
Cash provided by financing activities	4,930,542	4,914,281
Net cash inflow	2,327,423	2,903,452

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
5.
ACCOUNTS RECEIVABLE

	As at June 30, 2022	As at March 31, 2022
	$	$
Trade receivables	—	250,139
Sales tax receivable	39,793	728,176
Other receivables	—	250,430
	39,793	1,228,745
Other receivables primarily relate to Scientific Research and Experimental Development (“SRED”) refunds owed to Field Trip for research and development performed.
6.
OTHER ASSETS

	As at June 30, 2022	As at March 31, 2022
	$	$
Prepaid expenses	1,223,739	3,448,069
Lease security deposits	—	678,854
Shareholder loans receivable	53,873	53,185
	1,277,612	4,180,108
Less amounts due within one year	(1,233,739)	(3,451,901)
Non-current balance	53,873	728,207

7.
PROPERTY, PLANT AND EQUIPMENT

Cost	Leasehold Improvements	Furniture & Fixtures	Computer Equipment	Medical & Laboratory Equipment	Construction in Progress	Total
	$	$	$	$	$	$
Balance, April 1, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764
Impairment charge	—	—	—	—	(997,524)	(997,524)
Foreign currency translation adjustment	—	—	—	—	34,884	34,884
Assets held for transfer related to spinout of Clinic Operations	(2,652,290)	(627,200)	(963,801)	(416,833)	—	(4,660,124)
Balance, June 30, 2022	—	—	—	—	—	—
Accumulated depreciation
Balance, April 1, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Assets held for transfer related to spinout of Clinic Operations	625,016	134,859	307,993	92,721	—	1,160,589
Balance, June 30, 2022	—	—	—	—	—	—
Net book value as at
June 30, 2022	—	—	—	—	—	—
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
On April 28, 2022, in conjunction with its announcement of the Spinout Transaction, the Company announced its decision to defer the opening of new clinics to a future date. The carrying value of construction in progress for the six clinics prior to impairment is $962,640 (March 31, 2021 – nil). As construction will not continue, the benefits will not be realized and write-off is required.

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
8.
INTANGIBLE ASSETS

Cost	Field Trip Health Website	Field Trip Health Portal	Trip App	Total
	$	$	$	$
Balance, April 1, 2022	182,905	251,263	278,282	712,450
Assets held for transfer related to spinout of Clinic Operations	(182,905)	(251,263)	(278,282)	(712,450)
Balance, June 30, 2022	—	—	—	—
Accumulated amortization
Balance, April 1, 2022	(88,599)	(70,599)	(69,898)	(229,096)
Assets held for transfer related to spinout of Clinic Operations	88,599	70,599	69,898	229,096
Balance, June 30, 2022	—	—	—	—
Net book value as at
June 30, 2022	—	—	—	—
March 31, 2022	94,306	180,664	208,384	483,354

9.
LEASES

The Company leases real property for its Toronto office, clinical locations in North America and The Netherlands and its research facility in Jamaica. Right-of-use assets (“ROU”) consist of the following:
Cost	Total
$
Balance, April 1, 2022	30,960,968
Assets held for transfer related to spinout of Clinic Operations	(30,960,968)
Balance, June 30, 2022	—
Accumulated depreciation
Balance, April 1, 2022	(3,675,634)
Assets held for transfer related to spinout of Clinic Operations	3,675,634
Balance, June 30, 2022	—
Net book value as at
June 30, 2022	—
March 31, 2022	27,285,334
Lease obligations consist of the following:
Total
$
As at April 1, 2022	29,021,056
Liabilities directly associated with the assets held for transfer related to spinout of Clinic Operations	(29,021,056)
—

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
10.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at June 30, 2022	As at March 31, 2022
	$	$
General and administration	470,731	3,683,931
Occupancy costs	—	44,232
Patient services expenses	—	1,029,479
Research and development	563,842	801,901
Sales and marketing	—	92,856
Property, plant and equipment	—	194,273
	1,034,573	5,846,672
As at June 2022, the Company accrued an amount of $143,015 related to personnel costs (March 2022 — $2,228,252) included in accounts payable and accrued liabilities.
11.
SHARE CAPITAL

Share Capital Issued and Fully paid up as at June 30, 2022
Class of Shares	Number of Shares Issued	Amount
		$
Class A Common Shares	58,152,352	132,112,434
	58,152,352	132,112,434

(i)
During the three months ended June 30, 2022, 1,563 options were exercised for gross proceeds of $782.

Share Capital Reserved for Issuance
A summary of shares reserved for issuance is as per below:
	As at	As at
Class of Shares	June 30, 2022	March 31, 2022
Common Share Stock Options	6,312,623	6,056,540
Warrants	2,071,090	2,071,090
FTP Compensation Warrants	174,384	174,384
Compensation Warrants	1,034,868	1,034,868
Jamaica Facility Shares (Note 13)	337,500	337,500
	9,930,465	9,674,382

12.
WARRANTS

The following is a schedule of the warrants outstanding:
	FTP Compensation Warrants	Compensation Warrants	Warrants	Total Warrants	Total Amount
	#	#	#	#	$
Balance, June 30, 2022 and March 31, 2022	174,384	1,034,868	2,071,090	3,280,342	6,196,906
The weighted average life for warrants outstanding as at June 30, 2022 was 0.23 years (March 31, 2022 — 0.48 years).

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
13.
SHARE-BASED PAYMENTS

As at June 30, 2022, the number of Common Shares available for issuance under the Stock Option Plan was 2,435,231.
Under the Stock Option Plan, the Company may grant options to purchase common shares to officers, directors, employees or consultants of the Company or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. In general, options have vested either immediately upon grant or over a period of four to ten years.
The following is a schedule of the options outstanding at June 30, 2022 and March 31, 2022:
June 30, 2022
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2022	6,056,540	0.50 – 8.25	3.49
Stock Option Plan – Granted	730,500	1.04 – 1.33	1.14
Stock Option Plan – Forfeit	(472,854)	0.50 – 7.74	4.51
Stock Option Plan – Exercised	(1,563)	0.50	0.50
Balance, June 30, 2022	6,312,623	0.50 – 8.25	3.14
March 31, 2022
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2021	5,150,798	0.50 – 8.25	2.29
Stock Option Plan – Granted	2,071,286	1.65 – 7.74	6.08
Stock Option Plan – Forfeit	(743,378)	0.50 – 8.00	3.94
Stock Option Plan – Exercised	(422,166)	0.50 – 2.68	0.70
Balance, March 31, 2022	6,056,540	0.50 – 8.25	3.49
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Weighted average of option model inputs and fair value for options granted during the three months June 30, 2022 and June 30, 2021 were as follows:
June 30, 2022
Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
#	$	$	%	(years)%		$
730,500	1.14	1.14	2.9	10	100	0.89
June 30, 2021
Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
#	$	$	%	(years)%		$
969,888	6.19	6.19	1.4	9.3	106	5.40

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
13.
SHARE-BASED PAYMENTS (Continued)

The following table summarizes the outstanding and exercisable options as at June 30, 2022 and March 31, 2022:
June 30, 2022
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	2,157,533	7.8	0.50	1,080,152	0.50
1.08 – 1.33	710,500	9.9	1.13	—	—
1.65 – 2.35	785,486	7.0	2.00	366,962	2.00
2.55 – 3.83	50,000	8.9	2.87	8,853	2.68
3.83 – 5.75	1,215,497	8.8	5.17	231,388	4.95
5.75 – 8.25	1,393,622	9.0	7.15	178,325	7.74
0.5 – 8.25	6,312,623	8.4	3.14	1,865,680	2.05
March 31, 2022
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	2,239,617	8.0	0.50	1,024,464	0.50
1.65 – 2.35	832,569	7.4	2.00	361,697	2.00
2.55 – 3.83	50,000	9.2	2.87	8,332	2.68
3.83 – 5.75	1,266,747	9.1	5.15	243,838	4.92
5.75 – 8.25	1,667,607	9.2	7.01	141,679	8.03
0.5 – 8.25	6,056,540	8.5	3.49	1,780,010	2.02
Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between Field Trip and Darwin Inc. executed on June 3, 2020, Field Trip is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. will manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.
The 1,200,000 common shares will be issued as per the following closing milestones:
•
600,000 upon the commencement of research in the newly renovated research facility, which was met and issued on September 25, 2020,

•
150,000 following one year from the initial closing date (June 22, 2021 or the “Cliff”),

•
450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. For the period following the Cliff from June 30, 2021 to March 31, 2022, the Company issued three quarterly installments, being a total of 112,500 shares. As of June 30, 2022 the Company has 337,500 Jamaica Facility shares still outstanding to be issued.

On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Spinout Transaction by dividing the number of shares by 0.859833560.

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
13.
SHARE-BASED PAYMENTS (Continued)

Summary of Stock-based Compensation
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Stock option compensation expense – Stock Option Plan	744,398	1,332,089
Stock-based compensation expense – Jamaica Facility Shares	—	80,044
Stock-based compensation expense	744,398	1,412,133
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Stock option related to continuing operations
Stock option compensation expense – General and administration	252,616	93,726
Stock option compensation expense – Research and development	241,786	42,450
Stock option related to clinical operations (Note 4)
Stock option compensation expense – General and administration	215,906	1,053,645
Stock option compensation expense – Patient service expense	30,201	92,354
Stock option compensation expense – Research and development	1,522	77,232
Stock option compensation expense – Sales and marketing	2,367	52,726
Stock-based compensation expense	744,398	1,412,133

14.
NET LOSS PER SHARE

For the three months ended June 30, 2022 and June 30, 2021, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both years and the exercise of any potentially dilutive instruments would be anti-dilutive.
Instruments that could potentially dilute basic earnings includes common share stock options, warrants, FTP warrants, Compensation warrants and shares related to Jamaica Facility shares (Note 13).
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Loss attributable to common shares ($)	(13,455,969)	(12,530,395)
Weighted average number of shares outstanding – basic and diluted (#)	58,150,788	57,340,680
Loss per common share, basic and diluted ($)	(0.23)	(0.22)
Loss from continuing operations per common share, basic and diluted ($)	(0.09)	(0.06)
Loss from Clinic Operations per common share, basic and diluted ($)	(0.14)	(0.16)

15.
GENERAL AND ADMINISTRATION

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Personnel costs	256,902	167,188
External services	49,103	58,685
Share-based payments (Note 13)	252,616	93,726
Travel and entertainment	72,672	312
Listing expense	1,509,873	1,031,333
Total general and administration	2,141,166	1,351,244

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
16.
RESEARCH AND DEVELOPMENT

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
External services	1,853,672	809,883
Personnel costs	771,339	252,726
Share-based payments (Note 13)	241,786	42,450
Supplies and services	25,124	281,117
Total research and development	2,891,921	1,386,176
The expenditures above relate to research and development activities which do not qualify for capitalization based on the Company’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the three months ended June 30, 2022 and June 30, 2021.
External services fees relate primarily to fees paid to third parties to further RE104 development in addition to the RE200.
17.
INTEREST INCOME

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Interest income on bank balances	16,857	123,337
Interest income on shareholders’ loan	688	653
Total interest income	17,545	123,990

18.
CHANGE IN NON-CASH WORKING CAPITAL

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Accounts receivable	(703,723)	36,863
Other current assets	1,667,888	677,081
Other non-current assets	(8,862)	(23,459)
Accounts payable and accrued liabilities	(934,138)	(1,604,406)
Deferred revenue	140,097	25,764
Net changes in non-cash working capital	161,262	(888,157)

19.
SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.
Prior to March 2022, the Company reported in three segments:
•
Clinical Operations which encompass the Company’s psychedelic assisted psychotherapy clinics across North America and The Netherlands.

•
Research which consists of the research of fungi at the Company’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and

•
Corporate which encompasses the operations of Field Trip headquarters.

Following the announcement to reorganize its operations between Reunion and Field Trip H&W, operating results have been adjusted to reflect Field Trip H&W as an operation held for transfer. Accordingly, information provided to the CODM in this quarter reflects one segment — Research.

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
19.
SEGMENT REPORTING (Continued)

Geographic Information	North America	Australia	Total
	$	$	$
Fiscal year ended June 30, 2022
Net loss	(5,219,290)	(18,749)	(5,238,039)
Fiscal year ended June 30, 2021
Net loss	(3,397,160)	—	(3,397,160)
As at June 30, 2022
Total assets	49,446,688	8,700	49,455,388
Total liabilities	1,034,575	10,158	1,044,733
As at March 31, 2022
Total assets	64,788,168	—	64,788,168
Total liabilities	1,796,280	1,512	1,797,792

20.
FINANCIAL INSTRUMENTS

Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:
	As at June 30, 2022	As at March 31, 2022
	$	$
Financial assets at amortized cost
Cash and cash equivalents	40,394,198	63,720,102
Restricted cash	—	776,551
Short-term investments	7,735,085	—
Accounts receivable (excluding sales tax receivable)	—	500,569
Shareholders’ loan receivable	53,873	53,185
Total financial assets	48,183,156	65,050,407
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	1,034,573	5,846,672
Loan payable	—	31,163
Total financial liabilities	1,034,573	5,877,835
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
21.
SUBSEQUENT EVENTS

Spinout of Clinic Operations
On August 11, 2022, Field Trip completed its previously announced reorganization, which resulted in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, each Field Trip share was exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W.
Field Trip Discovery was renamed Reunion Neuroscience Inc. (“Reunion”) and will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN” on or about August 17, 2022, concurrent with the listing of Field Trip H&W (see below). Reunion will continue to focus on the research and development of novel psychedelic molecules such as RE104.

FIELD TRIP HEALTH LTD.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2022 and 2021
21.
SUBSEQUENT EVENTS (Continued)

Field Trip Health was renamed Field Trip Health and Wellness Ltd. (“Field Trip H&W”) and will continue its focus on developing proprietary, competitive and differentiated PAT through innovation in therapeutic protocols, with a view to achieving the best patient outcomes in the treatment of mental health and mood disorders. Upon closing of the Spinout Transaction, Field Trip transferred its Clinic Operations to Field Trip H&W. Concurrent with closing of the Arrangement, Field Trip H&W completed a series of private placement financings, (the “Concurrent Financing”) for gross proceeds of approximately $20 million. The Company also received conditional approval from the TSXV to list the FTHW Shares on or about August 17, 2022 under the symbol “FTHW”. Field Trip H&W will be operated as a separate company with separate management teams and Boards of Directors.
Credit Facility
On July 21, 2022, Field Trip H&W entered into a term sheet with a financial institution to provide a $6,500,000 credit facility (the “Facility”). Subject to negotiation of definitive documents and certain covenants, the Facility may be drawn down in two tranches, being $3,000,000 at closing of the Facility and $3,500,000 following achievement of specific milestones beginning the fiscal quarter ending September 30, 2023.
The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00% and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023, which interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.
Upon closing, Field Trip H&W shall grant the financial institution a warrant to purchase shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average Field Trip H&W share price prior to closing or the Field Trip H&W share price on the day immediately prior to closing.
Founder Group Promissory Note
On July 25, 2022, Field Trip H&W secured a $2,500,000 revolving promissory note (the “Founder Promissory Note”) from the five founders of Field Trip Health Ltd. or companies owned or controlled by them (the “Founder Group”) to fund working capital requirements. The Founder Promissory Note may be drawn down subject to certain conditions being met and only after 6 months have elapsed from the listing of Field Trip H&W’s shares on the TSXV. The Founder Promissory Note bears no interest and will be available to Field Trip H&W until the earlier of (i) Field Trip H&W entering into a third-party credit facility, or (ii) one year from the listing of FTH&W Shares on the TSXV.
Warrants
2,071,090 outstanding Warrants in connection with the completion of the January 2021 BD Offering expired on July 5, 2022. The corresponding reserve of $2,772,747 was subsequently transferred from Warrant reserve to Share capital.
Jamaica Facility Shares
On July 11, 2022, the Company issued 37,500 shares related to the Jamaica Facility shares. As at August 12, 2022, the Company has 300,000 Jamaica Facility shares still outstanding to be issued. On July 5, 2022, the SPA between Field Trip and Darwin Inc. was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Spinout Transaction by dividing the number of shares by 0.859833560.